SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Additional Acquisition of Jooeun Credit Information's Stake

On March 19, 2002, Kookmin Bank's management council has approved and ratified to pay 2.7 billion Won for acquiring 242,620 common shares of Jooeun Credit Information Co., Ltd. (the "Company"), which is one of Kookmin Bank's subsidiaries of which we owned 50.0% of the outstanding share capital. This will bring Kookmin Bank's total investment in the Company to 5.2 billion Won.

The Company is a loan recovery company, which receives payments on charged off loans and loans that are overdue for certain period. Former H&CB started using the Company for loan recovery services beginning October 1999.

The purpose of this transaction is to facilitate the proposed merger with KM Credit Information Co., Ltd., which is a local credit collection company. The two companies are in the merger proceedings to empower credit collection capability. In terms of the merger, the Company shall be the surviving entity named Kookeun Credit Information Co., Ltd. The merger date shall be as of April 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 19, 2002

By: ______________
(Signature)

Name: Park, Soo Cheol
Title: General Manager of Investor Relations